                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                               BELL SPORTS CORP.
                             (NAME OF THE ISSUER)

              4 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                        (TITLE OF CLASS OF SECURITIES)

                                   077903AA0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                                LINDA K. BOUNDS
                 SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                               BELL SPORTS CORP.
                            6350 SAN IGNACIO AVENUE
                           SAN JOSE, CALIFORNIA 95119
                                 (408) 574-3400


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                     on Behalf of Person Filing Statement)
                         -----------------------------

                                 June 30, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                           CALCULATION OF FILING FEE

             Transaction Valuation*                                      Amount of Filing Fee
             ---------------------                                       ---------------------
==============================================================================================================
                 $55,625,000                                                  $11,125.00
--------------------------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the market value of the 4 1/4% Convertible Subordinated Debentures due 2000 proposed to be acquired was determined by the amount of cash to be paid for such debentures.

[_] Check box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  Filing Party:
Form or Registration No.:                Date Filed:

                              Page 1 of 10 pages

     This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission by Bell Sports Corp., a Delaware corporation (the "Company"), in connection with a tender offer (the "Tender Offer") by the Company for up to $62.5 million aggregate principal amount of its 4 1/4% Convertible Subordinated Debentures due 2000 (the "Debentures"). A copy of the Offer to Purchase dated June 30, 1998 is attached hereto as Exhibit 1 (the "Offer to Purchase"). Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Offer to Purchase is hereby incorporated by reference in answer to items of this Statement.

ITEM 1.   SECURITY AND ISSUER

    (a) The Company is the issuer of the Debentures subject to the Tender Offer. The Company's principal executive offices are located at 6350 San Ignacio Avenue, San Jose, California 95119. Reference is made to the information set forth in the Offer to Purchase under the caption "The Company," which information is incorporated herein by reference.

     (b) The Company is offering to purchase up to $62.5 million of the $86.25 million aggregate principal amount of Debentures currently outstanding for a cash purchase price of $890 per $1,000 principal amount, plus accrued and unpaid interest from May 15, 1998 up to, but not including, the date of payment. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the captions "The Debentures" and "The Tender Offer," which information is incorporated herein by reference. Certain affiliates of the Company may own Debentures that may be acquired in the Tender Offer.

     (c) The Debentures are currently listed for quotation on the Nasdaq Small Cap Market under the symbol "BSPT." Reference is made to the information set forth in the Offer to Purchase under the caption "Market and Trading Information," which information is incorporated herein by reference.

     (d)  Not applicable.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The Company expects, although it has not made definitive plans or arrangements, that there will be a private placement of notes (the "Notes") of the Company and Bell Sports, Inc., its wholly owned subsidiary, concurrently with the consummation of the merger of HB Acquisition Corporation ("HB Acquisition") with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"). Reference is made to the information set forth in the Offer to Purchase under the captions "Background and Purpose of

                              Page 2 of 10 pages

          The Tender Offer--Background" and "The Tender Offer," which information is incorporated herein by reference.

     (b) The Company expects, although it has not made definitive plans or arrangements, that there will be a private placement of the Notes
          concurrently with the consummation of the Merger.   Reference is made
          to the information set forth in the Offer to Purchase under the caption "Background and Purpose of The Tender Offer--Background" and "The Tender Offer," which information is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) The purpose of the Tender Offer is to enable the Company to reduce the amount of debt that becomes due on November 15, 2000 from $86,250,000 to $23,750,000 and to provide greater flexibility in managing its operations and financing its business after the recapitalization of the Company in connection with the Merger. The shareholders of HB Acquisition will acquire common and preferred equity of the Company pursuant to the Agreement and Plan of Recapitalization and Merger, dated as of February 17, 1998 and amended as of April 8, 1998 (the "Merger Agreement"). In addition, in connection with the Merger, certain members of the Company's existing management team have entered into agreement relating to their equity holdings in the Company. In connection with the Merger, certain members of the Company's existing management team may be provided with an opportunity to invest in equity of the Company. Pursuant to a letter agreement dated as of February 17, 1998, as amended on April 8, 1998 (the "Equity Letter"), between Mary J. George and HB Acquisition, Ms. George has agreed to exchange a portion of her options to purchase common stock of the Company for options to purchase Capital Stock of the Surviving Corporation following the Merger. Reference is made to the information set forth in the Offer to Purchase under the captions "Background and Purpose of the Tender Offer--Background" and "The Tender Offer," which information is incorporated herein by reference.

     (b) Pursuant to the terms of the Merger Agreement, HB Acquisition will merge with and into the Company. Reference is made to the information set forth in the Offer to Purchase under the captions "Background and Purpose of the Tender Offer--Background" and "The Tender Offer-- Conditions of the Tender Offer," and the information relating to the Merger and the Merger Agreement included in the Company's Current Reports on Form 8-K enumerated under the caption "Incorporation of Certain Information By Reference," which information is incorporated herein by reference.

     (c)  Not applicable.

                              Page 3 of 10 pages

     (d) Pursuant to the terms of the Merger Agreement, the directors of HB Acquisition will become the directors of the Company. In addition, in connection with the Merger, certain members of the Company's existing management team have entered into agreements relating to their employment with the Company after the Merger. Reference is made to the copies of: (i) that certain Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Terry G. Lee, the Company and Bell Sports, Inc.; (ii) that certain Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Mary J. George, the Company and Bell Sports, Inc.; (iii) that certain Memorandum of Understanding between the Company and Linda K. Bounds, dated January 28, 1998;
          and (iv) that certain Equity Letter, each of which is attached as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998 described under the caption "Incorporation of Certain Information By Reference," which information is incorporated herein by reference. Reference is made to the information set forth in the Offer to Purchase under the caption "Background and Purpose of the Tender Offer--Background" and the information relating to the Merger included in the Company's Current Reports on Form 8-K enumerated under the caption "Incorporation of Certain Information By Reference," which information is incorporated herein by reference.

     (e) In connection with the Merger, the Tender Offer and related transactions, the Company will be recapitalized and its indebtedness
          will be increased.   Reference is made to the information set forth in
          the Offer to Purchase under the captions "Certain Considerations-- Substantial Leverage" and "Background and Purpose of the Tender Offer- -Background," which information is incorporated herein by reference.

     (f)  Not applicable.

     (g) Pursuant to the terms of the Merger Agreement, the bylaws of HB Acquisition will become the bylaws of the Company. Reference is made to the information relating to the Merger included in the Company's Current Reports on Form 8-K enumerated under the caption "Incorporation of Certain Information By Reference," which information is incorporated herein by reference.

     (h) As a result of the Merger, the Company's common stock, par value $.01 per share, will no longer be listed for quotation on The Nasdaq National Market. Reference is made to the information set forth in the Offer to Purchase under the caption "Background and Purpose of the Tender Offer--Background," which information is incorporated herein by reference.

                              Page 4 of 10 pages

     (i) As a result of the Merger, the Company's common stock, par value $.01 per share, will be eligible for termination of registration and will be terminated pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Reference is made to the information set forth in the Offer to Purchase under the caption "Background and Purpose of the Tender Offer--Background," which information is incorporated herein by reference.

     (j)  Not applicable.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Company has entered into several agreements relating to its securities including, the Merger Agreement, an agreement with the rights agent amending the Company's rights plan to permit the Merger and the Equity Letter, pursuant to which Ms. George has agreed to exchange a portion of her options to purchase common stock of the Company for options to purchase capital stock of the Surviving Corporation following the Merger. Reference is made to the information set forth in the Offer to Purchase under the caption "Background and Purpose of the Merger--Background" and the information relating to the Merger included in the Company's Current Reports on Form 8-K enumerated in the Offer to Purchase under the caption "Incorporation of Certain Information By Reference," which information is incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          Reference is made to the information set forth in the Offer to Purchase under the caption "Fees and Expenses," which information is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

     (a) Reference is made to the information set forth in the Offer to Purchase under the captions "Summary Historical and Pro Forma Consolidated Statement of Operations and Balance Sheet Information" and the financial statements included in "Item 8. Consolidated Financial Statements and Supplementary Data" in the Company's Annual Report on Form 10-K for the year ended June 28, 1997 and "Item 1 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998, which documents are enumerated under the caption

                              Page 5 of 10 pages

          "Incorporation of Certain Information by Reference," which information is incorporated herein by reference.

     (b) Reference is made to the information set forth in the Offer to Purchase under the caption "Summary Historical and Pro Forma Consolidated Statement of Operations and Balance Sheet Information," which information is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION.

     (a) Reference is made to the copies of: (i) that certain Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Terry G. Lee, the Company and Bell Sports, Inc.; (ii) that certain Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Mary J. George, the Company and Bell Sports, Inc.; and (iii) that certain Memorandum of Understanding between the Company and Linda K. Bounds, dated January 28, 1998; and (iv) that certain Equity Letter, each of which is attached as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998 described under the caption "Incorporation of Certain Information By Reference," which information is incorporated herein by reference.

     (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Tender Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and the requirements of state securities or "blue sky" laws.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.         DESCRIPTION OF EXHIBIT

  99.1.   Offer to Purchase dated June 30, 1998.

  99.2.   Form of Letter of Transmittal.

                              Page 6 of 10 pages

  99.3.   Notice of Guaranteed Delivery.

  99.4. Form of Letter to Holders of 4 1/4% Convertible Subordinated Debentures due 2000.

  99.5. Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  99.6.   Form of Letter to Clients.

  99.7. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  99.8. Agreement and Plan of Recapitalization and Merger, dated as of February 17, 1998, between HB Acquisition Corporation and the Company (Incorporated by reference to the Company's Current Report on Form 8-K dated February 17, 1998).

  99.9. First Amendment to Agreement and Plan of Recapitalization and Merger, dated as of April 8, 1998, between HB Acquisition Corporation and the Company (Incorporated by reference to the Company's Current Report on Form 8-K dated April 8, 1998).

  99.10. Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Terry
          G. Lee, the Company and Bell Sports, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998).

  99.11. Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Mary
          J. George, the Company and Bell Sports, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998).

  99.12. Memorandum of Understanding between the Company and Linda K. Bounds, dated January 28, 1998. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998).

  99.13. Letter Agreement dated as of February 17, 1998, as amended on April 8, 1998, between Mary J. George and HB Acquisition.

                              Page 7 of 10 pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 1998                    BELL SPORTS CORP.

                                    By /s/ Linda K. Bounds
                                      ---------------------------------
                                      Name:  Linda K. Bounds
                                      Title: Senior Vice President and
                                             Chief Financial Officer


                              Page 8 of 10 pages

                               INDEX TO EXHIBITS


EXHIBIT NO.         DESCRIPTION OF EXHIBIT

  99.1.      Offer to Purchase dated June 30, 1998.

  99.2.      Form of Letter of Transmittal.

  99.3.      Notice of Guaranteed Delivery.

  99.4. Form of Letter to Holders of 4 1/4% Convertible Subordinated Debentures due 2000.

  99.5. Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  99.6.      Form of Letter to Clients.

  99.7. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  99.8. Agreement and Plan of Recapitalization and Merger, dated as of February 17, 1998, between HB Acquisition Corporation and the Company (Incorporated by reference to the Company's Current Report on Form 8-K dated February 17, 1998).

  99.9. First Amendment to Agreement and Plan of Recapitalization and Merger, dated as of April 8, 1998, between HB Acquisition Corporation and the Company (Incorporated by reference to the Company's Current Report on Form 8-K dated April 8, 1998).

 99.10. Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Terry G. Lee, the Company and Bell Sports, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998).

 99.11. Amended and Restated Employment Agreement, dated as of February 17, 1998 and effective as of and simultaneous with the Merger, among Mary J. George, the Company and Bell Sports, Inc. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998).

                              Page 9 of 10 pages

  99.12. Memorandum of Understanding between the Company and Linda K. Bounds, dated January 28, 1998. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 28, 1998).

  99.13. Letter Agreement dated as of February 17, 1998, as amended on April 8, 1998, between Mary J. George and HB Acquisition.


                              Page 10 of 10 pages